[CLEAN DIESEL LOGO]
September 23, 2010
Submitted Via Edgar
Ms. Pamela Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Clean Diesel Technologies, Inc. Amendment No. 3 to Registration Statement on Form S-4 Filed September 15, 2010 File No. 333-166865
Dear Ms. Long:
     We have reviewed the September 17, 2010 letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC” or the “Commission”) concerning Amendment No. 3 to the Registration Statement on Form S-4/A of Clean Diesel Technologies, Inc. (“Clean Diesel”) filed with the SEC on September 15, 2010 (the “Form S-4/A”) with respect to the proposed business combination with Catalytic Solutions, Inc. (“CSI”).
     We have set forth below the text of each of the Staff’s comments set forth in its comment letter, followed by Clean Diesel’s response. In addition to responding to the Staff’s comments, we have updated the Form S-4/A generally. Simultaneously with this letter, Clean Diesel is also filing Amendment No. 4 to the Registration Statement on Form S-4/A with the SEC to reflect Clean Diesel’s responses to such comments. We also enclose for the Staff’s convenience a marked copy of Amendment No. 4 to the Registration Statement on Form S-4 (“Amendment No. 4”).
Form S-4
General
SEC Comment:
1.	Please note that we are continuing to consider your response to prior comments 8 and 10 of our letter dated September 10, 2010 and prior comment 2 of our letter dated September 13, 2010. Note that we may issue additional comments by separate letter that may impact your disclosure.
Response:
We note the Staff’s comment.

Prospectus Cover Page
SEC Comment:
2.	We note your response to comment 1 of our letter dated September 10, 2010. Please revise the prospectus cover page, which begins with “Subject to Completion,” to also reference the shares of common stock and warrants that are being registered for issuance pursuant to the exercise of the out of the money warrants. The cover should include all of the shares being registered and offered. We note that the 147,519 and 120,703 shares of common stock and 120,703 warrants to purchase common stock, which are included in the Calculation of Registration Fee table, are not included on the prospectus cover page. See Item 501(b)(2) of Regulation S-K.
Response:
     In response to the Staff’s comment, we have modified both the cover page of the Form S-4 and the joint letter that is the cover page for the joint proxy statement/information statement and prospectus to clarify that a total of 3,360,676 shares of Clean Diesel common stock and 2,749,770 warrants to purchase Clean Diesel common stock (as well as 2,749,770 shares of Clean Diesel common stock issuable upon exercise of such warrants) are being registered pursuant to this registration statement.
     These amounts include 59,157 shares of Clean Diesel common stock and 48,403 warrants to purchase shares of Clean Diesel common stock (and 48,403 shares of Clean Diesel common stock underlying such warrants) that are issuable upon exercise of the “in-the-money” CSI warrants currently outstanding.
     On the S-4 cover, we break down the 3,360,676 shares of Clean Diesel common stock to indicate that 3,301,519 shares are issuable to holders of CSI’s outstanding Class A common stock and the balance of 59,157 shares relate to the “in-the-money” CSI warrants. Similarly, the S-4 cover breaks down the 2,749,770 warrants to purchase Clean Diesel common stock (and the underlying common shares) to indicate that 2,701,367 warrants are issuable to holders of CSI’s outstanding Class A common stock and the balance of 48,403 warrants relate to the “in-the-money” CSI warrants.
     On the cover page of the joint proxy statement/information statement and prospectus, the tables present the aggregate numbers, but provide a footnote to indicate the portion that is related to the “in-the-money” CSI warrants. The 59,157 shares allocable to the “in-the-money” CSI warrants represent approximately 0.26% of the combined company.
     We also make clear that the additional 10,366,982 shares of Clean Diesel common stock and 1,250,030 warrants to purchase Clean Diesel common stock (together with the Clean Diesel common stock issuable upon exercise of such warrants) to be issued by Clean Diesel in connection with the Merger are not being registered.

Clean Diesel’s Reasons for the Merger . . . . page 53
SEC Comment:
3.	We note your response to comment 6 of our letter dated September 10, 2010. Consistent with your response, please revise your disclosure to reflect that Mr. de Havilland advised management that he was not certain whether he would support the transaction and did not wish to cast a vote on the proposal. In addition, you state that after the board reviewed various materials including the Ardour fairness opinion and management reports and acted to approve the transaction, Mr. de Havilland expressed the additional view that the merger would involve an unacceptable degree of risk to stockholder value. Please tell us, with a view toward disclosure, the context of Mr. de Havilland’s additional view after the board reviewed materials related to the merger. For example, while it appears the Mr. de Havilland was no longer a board member at that time, was he nevertheless then or at a later time provided with copies of the board materials? And why did he provide this additional view and to whom? Was it at the request of management or the board?
Response:
     To clarify the chronology for the Staff, we note supplementally for the Staff that in early February 2010, Mr. de Havilland had exchanged emails with the Secretary of Clean Diesel discussing his desire to retire from the Board of Directors of Clean Diesel at Clean Diesel’s next annual meeting. Clean Diesel’s Secretary did not understand from Mr. de Havilland that he had decided to resign or refused to stand for re-election. During this period, Clean Diesel was in discussions with CSI concerning the proposed business combination, which culminated in the scheduling of a board meeting on May 13, 2010. On May 10, 2010, Mr. de Havilland resigned from Clean Diesel’s Board, and did not thereafter participate in the deliberations of the Board. At the time of his resignation, management believed that he was not certain whether he would support the proposed business combination and did not wish to cast a vote on the proposal, and therefore resigned. Mr. de Havilland expressly stated that his resignation was not related to a disagreement, and reviewed Clean Diesel’s related Form 8-K disclosure at the time.
     After his resignation, the remaining Clean Diesel Board members received the fairness opinion from Ardour Capital, management reports and legal briefings, and discussed the proposed business combination before voting to approve the business combination with CSI. In responding to the Staff’s comment #32 in its letter dated August 5, 2010, Clean Diesel sent to Mr. de Havilland, as a courtesy, a draft of its proposed response. On August 26, 2010, Mr. de Havilland responded with a statement of why he resigned, which included the statement that he believed the proposed business combination with CSI would involve an unacceptable degree of risk to stockholder value. This statement, made more than three months after Clean Diesel’s Board had approved the transaction, and without the benefit of the materials described above that the Clean Diesel Board considered in approving the proposed business combination (except as they have been described in the preliminary proxy materials), was the first time this view had been expressed to management, and management has not explored with Mr. de Havilland the basis for this statement.
     Clean Diesel has been reluctant to speculate about the views that Mr. de Havilland would have expressed at the May 13, 2010 Board meeting, had he participated in such meeting with the benefit of the body of information then available to the remaining Clean Diesel Board members. Particularly because Mr. de Havilland agreed with Clean Diesel’s Form 8-K disclosure, Clean Diesel has believed it incorrect to describe Mr. de Havilland as expressing disagreement with the merger. Nevertheless, management does not believe it would be incorrect or misleading to indicate that Mr. de Havilland’s resignation was related to the proposed merger, and has revised the disclosure on page 66 accordingly.

The Merger, page 60
Background of the Development of the Merger, page 60
SEC Comment:
4.	We note your response to comment 7 of our letter dated September 10, 2010. We note that the board will nominate Timothy Rogers to stand for election at the annual meeting in the stead of Mr. Asmussen and will be elected as President and Chief Executive Officer for Clean Diesel following Mr. Asmussen’s resignation. Please tell us whether Timothy Rogers or any other person will be included as an executive officer of the combined company since Mr. Asmussen was to hold this role prior to his resignation. If so, please revise your disclosure to reflect Mr. Roger’s or such other person’s anticipated management position in the combined company.
Response:
     We note supplementally for the Staff that upon effectiveness of the merger, Mr. Rogers will revert to his current position, Executive Vice President of International Operations of Clean Diesel. In this role, Mr. Rogers would not be considered an executive officer of the combined company. As described on pages 184-185, neither Mr. Rogers nor any other person currently employed by Clean Diesel is currently expected to be an executive officer of the combined company following the merger.
Houlihan Smith Valuations, page 72
SEC Comment:
5.	We note your response to comment 8 of our letter dated September 10, 2010. We note that in your response you discuss that Clean Diesel evaluated another company as a merger candidate. We also note disclosure on pages 60 and 61 regarding changes in management and the appointment of Mr. Park as Chairman of the Board in 2009, and the company’s desire to restructure and reconstitute the board. In view of these items, please clarify for us whether the company was actively looking for a business combination at the time that it began to evaluate the other merger candidate and CSI. If so, please disclose this, and briefly discuss the other possible transaction and why you did not proceed with it.
Response:
     We note the Staff’s comment and have revised the disclosure on page 60 to indicate that, because of his background, Mr. Park was also open to possible business combinations as a means of increasing revenues and achieving synergies. We note supplementally for the Staff that the other possible transaction was not a comparable opportunity to the current proposed business combination with CSI. Accordingly, Clean Diesel does not believe that describing such transaction would provide any meaningful information material to an understanding of the proposed business combination with CSI.

Material United States Federal Income Tax Consequences of the Merger, page 93
SEC Comment:
6.	We note disclosure in the last sentence in the second full paragraph on page 94 that “Based on such opinion, the following are the material federal income tax consequences . . .” Please revise to disclose that this disclosure is the opinion of KPMG LLP Otherwise, it is unclear whether the disclosure is KPMG’s opinion, or whether it is the company’s disclosure based upon KPMG’s opinion.
Response:
     In response to the Staff’s comment, the disclosure on page 94 of the prospectus has been revised to make clear that KPMG LLP, and not the company, is rendering the opinions regarding the listed U.S. income tax consequences resulting from treatment of the merger as a reorganization. A revised tax opinion will be filed as Exhibit 8.1 to confirm that KPMG LLP renders all such opinions.
CSI Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 159
Critical Accounting, Policies and Estimates, page 160
Impairment of Long-Lived Assets Other than Goodwill, page 162
SEC Comment:
7.	We note your responses to comment 11 of our letter dated September 10, 2010 and comment two of our letter dated September 13, 2010. It remains unclear to us how you determined that the 25.3% discount rate was appropriate for your goodwill impairment analysis of the HDD Systems segment in light of 40% weighted average cost of capital used by Ardour Capital for valuing CS I as a whole. Please revise your filing to address the following:
•	Describe the specific reasons why each of these rates was deemed appropriate for the purposes they were used;

•	Explain why a higher discount rate more in line with that used for CSI as a whole would not have been appropriate as of December 31, 2009;

•	Describe how you considered the fact that both of CSI’s segments contributed similar net sales and assets to the company as a whole during 2009 and 2008. Please also explain how you considered that although HDD Systems generated more income from operations than the Catalyst division during 2009 and 2008, the HDD Systems segment appears to has provided less income from operations to the company as a whole for the six months ended June 30, 2010 as compared to the Catalyst segment; and

•	Quantify how the results of your goodwill impairment analysis would have changed if you had used a 40% discount rate, consistent with that used by Ardour Capital to value CSI as a whole.

Response:
     Please see the supplemental response submitted to the Staff on September 20, 2010.
Catalytic Solutions, Inc. Condensed Consolidated Financial Statements
Note 14 — Subsequent Events, page F-64
SEC Comment:
8.	We note your disclosures about the arbitration involving the Applied Utility Systems Asset Purchase Agreement. Please revise your filing here and elsewhere as appropriate to explain which assets would be subject to limitation on their use and disposition if the writs of attachment are issued by the clerk of the court. It is unclear if you would be required to set aside $2.4 million in cash or if you would be restricted from disposing of specific other assets, such as property and equipment.
Response:
     We note that the arbitration between CSI and the seller of Applied Utility Systems is ongoing. The disclosure on page F-65 has been modified to clarify the general nature of the CSI assets potentially subject to the reach of the writ of attachment, to address concerns regarding a mandatory cash set-aside, and to note the anticipated impact on operations.
* * * *
If you have any questions regarding our responses to the Staff’s comments, please do not hesitate to contact me at (203) 416-5290.

Very truly yours,

By: /s/ Charles W. Grinnell
Charles W. Grinnell
Vice President and Corporate Secretary